T.	Rowe Price Strategic Income Fund, Inc.
T.	Rowe Price Strategic Income Fund
(1)	The limit on investments in non-U.S. dollar-denominated debt securities in emerging markets has increased from 30% of net assets to 40% of net assets.

(2) The limit on investments in bank loans has decreased from 25% of net assets to 20% of net assets.